SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

12013418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Options, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri (212) 651-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Options, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

BARRY JACOB KRONEMER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02KR6089598
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 5/01/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JANE STREET OPTIONS, LLC

CONTENTS
December 31, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Options, LLC

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Options, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP
New York, New York
February 27, 2012

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash	$ 1,248,181
Securities owned, at fair value:	
Equities	137,159,946
Options	71,399,556
Due from broker	155,739,122
Due from Parent	25,610
Due from affiliate	4,373
Total assets	$ 365,576,788
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value:	
Equities	$ 229,632,861
Options	108,336,318
Due to Holding	4,249,973
Due to affiliates	2,635,557
Accrued expenses and other liabilities	895,167
Total liabilities	345,749,876
Member's equity	19,826,912
Total liabilities and member's equity	$ 365,576,788

See Notes to Statement of Financial Condition

1. Nature of Operations

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of JSOH, LLC (the "Parent"). The Parent is a wholly owned subsidiary of Jane Street Holding, LLC ("Holding"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of and market-maker on the Chicago Board Options Exchange, Inc. ("CBOE").

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2011. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold,

not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market are valued at the last available public sale price on the exchange of the underlying equity security. Furthermore, listed ADRs and the underlying equity security are valued at the last available ADR price on the exchange.

Domestic options owned and domestic options sold, not yet purchased, are valued using the Options Clearing Corporation prices at December 31, 2011. These prices primarily fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange price at December 31, 2011.

Futures contracts traded on a national securities exchange are valued at the last reported sales price at December 31, 2011.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on securities owned and dividend expense on securities sold, not yet purchased are recorded on the ex-dividend date.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States tax purposes; therefore, no provision has been made in the accompanying financial statement for United States federal, state or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to tax positions and related uncertainties.

New Pronouncements

In May 2011, the Financial Accounting Standards Board issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends ASC Topic 820, "Fair Value Measurements", or ASC 820, by: (1) clarifying that certain concepts related to measuring the fair value apply only to non-financial assets; (2) allowing a reporting entity to measure the fair value of a net asset or net liability position in a manner consistent with how market participants would price the position; (3) providing a framework for selecting a premium or discount that may be applied in a fair value measurement; (4) providing that an instrument classified in a reporting entity's shareholders' equity may be fair valued based on how a market participant would price the identical instrument; and (5) expanding the qualitative and quantitative fair value disclosure requirements. These amendments are effective for fiscal years beginning after December 15, 2011. The amendments of ASU 2011-04 are not expected to have a material impact on the Company's Statement of Financial Condition.

In December 2011, the Financial Accounting Standards Board issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." Under ASU 2011-11, entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures.

3. Fair value of financial instruments

As of December 31, 2011:

		Fair Value Hierarchy	
	Level 1	Level 2	Total
Securities owned			
Equities			
Basic Materials	$ 6,531,258	$ 11,852	$ 6,543,110
Communications	7,897,644	-	7,897,644
Consumer, Cyclical	358,308	-	358,308
Consumer, Non-cyclical	2,521,211	-	2,521,211
Energy	10,844,630	-	10,844,630
Financial	20,532,541	-	20,532,541
Funds	73,690,954	414,617	74,105,571
Industrial	5,566,402	-	5,566,402
Technology	7,965,894	-	7,965,894
Utilities	824,635	-	824,635
Total Equities	136,733,477	426,469	137,159,946
Options			
Basic Materials	-	4,408,980	4,408,980
Communications	-	7,209,876	7,209,876
Consumer, Cyclical	-	429,049	429,049
Consumer, Non-cyclical	-	1,280,944	1,280,944
Currencies	-	3,128,525	3,128,525
Energy	-	6,047,110	6,047,110
Financial	-	3,349,122	3,349,122
Funds	-	42,068,455	42,068,455
Indices	-	96,855	96,855
Industrial	-	1,882,250	1,882,250
Technology	-	1,403,244	1,403,244
Utilities	-	95,146	95,146
Total Options	-	71,399,556	71,399,556
Total Securities owned	$ 136,733,477	$ 71,826,025	$ 208,559,502

Derivative assets	Level 1	Level 2	Total
Futures contracts included in Due from broker	$ -	$ 334,305	$ 334,305

	Level 1	Fair Value Hierarchy Level 2	Total
Securities sold, not yet purchased			
Equities			
Basic Materials	$ 21,103,318	$ -	$ 21,103,318
Communications	7,797,808	-	7,797,808
Consumer, Cyclical	1,306,684	-	1,306,684
Consumer, Non-cyclical	3,815,858	489,068	4,304,926
Energy	5,859,181	-	5,859,181
Financial	28,371,580	-	28,371,580
Funds	150,604,139	-	150,604,139
Industrial	9,650,061	-	9,650,061
Technology	87,155	-	87,155
Utilities	548,009	-	548,009
Total Equities	229,143,793	489,068	229,632,861
Options			
Basic Materials	-	8,129,179	8,129,179
Communications	-	4,285,989	4,285,989
Consumer, Cyclical	-	428,622	428,622
Consumer, Non-cyclical	-	1,239,893	1,239,893
Energy	-	6,061,681	6,061,681
Financial	-	10,557,080	10,557,080
Funds	-	72,802,070	72,802,070
Indices	-	311,220	311,220
Industrial	-	3,812,720	3,812,720
Technology	-	634,381	634,381
Utilities	-	73,483	73,483
Total Options	-	108,336,318	108,336,318
Total Securities sold, not yet purchased	$ 229,143,793	$ 108,825,386	$ 337,969,179

Derivative liabilities	Level 1	Level 2	Total
Futures contracts included in Due from broker	$ -	$ 803,620	$ 803,620

4. Due from broker and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by one broker.

Amounts Due from broker in the Statement of Financial Condition include cash, net amounts payable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments. Amounts due from broker have been offset against amounts due to broker where the right of offset exists.

Substantially all securities held at the broker serve as collateral for the amounts due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

Holding and the Company's affiliates pay for administrative, office space, payroll and certain other operating expenses, on behalf of the Company. An affiliate also allocates to the Company certain costs related to the Company's use of the affiliate's fixed assets. The approximate total net expense allocated from Holding for the year ended December 31, 2011 is $12,526,900. This amount is a component of the Due to Holding balance in the Statement of Financial Condition. The approximate total net expense allocated from affiliates for the year ended December 31, 2011 is $5,647,713. This amount is a component of the Due to affiliates balance in the Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of an affiliate and the Parent. The approximate total net expense allocated to the affiliate for the year ended December 31, 2011 is $18,407. This amount is a component of the Due from affiliate balance in the Statement of Financial Condition. The approximate total net expense allocated to the Parent for the year ended December 31, 2011 is $7,930. This amount is reflected in the Due from Parent balance in the Statement of Financial Condition.

Separate from the above, the Company, along with its affiliates, periodically executes intercompany securities transactions as a means of effecting position transfers between the entities involved.

6. Regulatory requirements

The Company is a market-maker operating under the exemptive provisions of Rule 15c3-1(b)(1) of the Securities and Exchange Commission, which exempts the Company from the Uniform Net Capital Rule.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Derivative financial instruments

The Company's activities may include the purchase and sale of options, futures, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on securities, currencies and commodities. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. At December 31, 2011, the Company had a maximum payout amount of $695,616,447 related to its written put option contracts expiring between January 6, 2012 and January 18, 2014. The maximum payout would be offset by the subsequent sale of assets obtained via the execution of a payout event. The fair value of such underlying assets as of December 31, 2011 was $679,759,662. These amounts do not include the Company's hedges which are designed to substantially offset this risk. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part

by any gain on the underlying instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The fair value of derivative financial instruments as of December 31, 2011 and the volume of these financial instruments for the year ended December 31, 2011 are as follows:

	Derivative Fair Value at December 31, 2011			Volume	
Derivative	Assets	Liabilities	Statement of Financial Condition Line Item	Number of Underlying Securities	Number of Contracts
Indices - Options	$96,855	$311,220	Securities owned; Securities sold, not yet purchased	9,837,700	
Indices - Futures	130,130	-	Due from broker		72,100
Equities - Options	68,174,176	108,025,098	Securities owned; Securities sold, not yet purchased	1,055,532,032	
Equities - Rights and Warrants	-	-			514,578
Commodities - Futures	200,175	107,220	Due from broker		10,884
Currencies - Options	3,128,525	-	Securities owned	112,860,000	
Currencies - Futures	4,000	696,400	Due from broker		10,647

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions in the Company's financial statement.

While the Company does not directly trade foreign currencies, or stocks denominated in foreign currencies, it may trade stocks that operate primarily in foreign countries or trade currency options; as such, it still has some exposure to currency risk.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

10. Subsequent events

The Parent contributed $1,000,000 of capital during January 2012.